Mail Stop 3561

July 11, 2008

Via Facsimile and U.S. Mail

Mr. Victor Vial, Chief Financial Officer
COPA HOLDINGS, S.A.
Avenida Principal y Aenida de la Rotonda,
Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-32696**

Dear Mr. Vial:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2007)

Selected Financial Data, page 1

1.   See the section "Other Financial Data." In future filings, please relocate the line items that pertain to 'weighted average shares used in computing net income per share,' 'net income (loss) per share' and 'dividends declared per share' to under the section of "Income Statement Data," as they should be more prominently displayed and included as a component of the income statement data. Further they should not be commingled with non-GAAP information such as EBITDA.

2.   In future filings, please bring the segment financial data up and present it with the GAAP based balance sheet and cash flow data.

3.   Refer to the section "Segment Operating Data." Expand notes (19) and (21), respectively, to explain why you have not provided a percentage for Copa that represents flights that <u>depart</u> within fifteen minutes and for AeroRepublica that represents flights that <u>arrive</u> within fifteen minutes. Alternatively, disclose this information, if deemed appropriate. Please reflect in future filings.

Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 48

4.   Refer to the second paragraph of your critical accounting policy, "Maintenance and repair costs," regarding maintenance reserves paid to aircraft and engine lessors. With respect to the last sentence, in future filings, please expand to clarify whether you evaluate on a quarterly or yearly basis whether it is probable that the prepaid maintenance asset is fully recoverable. We note your disclosure indicates any excess amounts retained by the lessor is recognized when it becomes probable at the expiration of the lease.

Results of Operations

Year 2007 Compared to Year 2006, page 51

5.   In future filings, please expand your discussion of the results of operations for both the Copa and AeroRepublica segments to discuss the primary profitability measure and related amount in evaluating each segment's performance, which we assume may be "operating income" as shown in Note 18 to the audited financial statements.

6.   Refer to the first paragraph on page 44. We note your reference to "fuel surcharges" as a result of fuel price increases. If these surcharges had a material impact upon revenues during any of the periods presented, please quantify and specifically disclose this fact in the footnotes to the financial statements and in your MD&A discussions of operations. Please revise in future filings.

Operating Expenses, page 52

7.   Refer to the second paragraph. In future filings, please delete the non-GAAP measure of "operating expenses per available seat mile excluding aircraft fuel." You may discuss the impact that aircraft fuel had on your operating expenses per available seat mile, but without providing a total that excludes this operating cost (i.e., aircraft fuel). Similarly the tabular presentation of "operating expenses per available seat mile should also be revised to delete the line item "Total operating expenses per ASM before aircraft fuel."

Financial Statements

Note 16. Commitments and Contingencies, page F-33

8.   Refer to the discussion of "Legal Proceedings" on page 73. As it appears that it is at least reasonably possible that a significant loss might be incurred in connection with each of the antitrust lawsuits, it appears that disclosure of these contingencies should be made in the financial statement footnotes in accordance with SFAS 5. Please revise in future filings, as applicable, or tell us why you believe that no related disclosures are appropriate. We may have further comments upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief